LYELL IMMUNOPHARMA, INC.

201 Haskins Way

South San Francisco, California 94080

(650) 695-0677

December 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Tim Buchmiller

RE:	Lyell Immunopharma, Inc. (the “Company”)

Registration Statement on Form S-3

File No. 333-283533

Dear Mr. Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-283533) be accelerated by the Securities and Exchange Commission to 4:00 p.m. New York time on December 5, 2024, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas W. Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-7886 and that such effectiveness also be confirmed in writing.

Very truly yours,

Lyell Immunopharma, Inc.

By:	/s/ Lynn Seely
Lynn Seely
President and Chief Executive Officer

cc:	Thomas W. Greenberg

Skadden, Arps, Slate, Meagher & Flom LLP